SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 29 April 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Bank of Ireland



2. Name of shareholder having a major interest


Bank of Ireland Asset Management Ltd



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Bank of Ireland Nominees Ltd - 56,557,656

Nortrust Nominees - 2,378,519

Bank of New York Nominees Ltd - 19,441

Citibank Nominees Ltd - 844,612



5. Number of shares / amount of stock acquired






6. Percentage of issued class






7. Number of shares / amount of stock disposed






8. Percentage of issued class






9. Class of security


Ordinary Stock



10. Date of transaction


28/04/2003






11. Date company informed


28/04/03



12. Total holding following this notification


59,800,228



13. Total percentage holding of issued class following this notification


6.0%



14. Any additional information


Held on behalf of a range of clients who are each the beneficial owner of a portion of the sahreholding



15. Name of contact and telephone number for queries


Peter Nugent

Tel: 00353 1 6043402



16. Name and signature of authorised company official responsible for making this notification


Peter Nugent



Date of notification


29 April 2003











This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.











                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 29 April 2003